December 31, 2020

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attn:       Geoff Kruczek
Jay Ingram
Ernest Greene
Anne McConnell

Re:	Meat-Tech 3D Ltd. Registration Statement on Form F-1 Submitted October 27, 2020 CIK No. 0001828098

Ladies and Gentlemen:

On behalf of Meat-Tech 3D Ltd. (“Meat-Tech” or the “Company”), we are confidentially submitting this letter in response to a letter, dated November 23, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form F-1 submitted to the Commission on October 27, 2020 (the “Draft Registration Statement”). The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Draft Registration Statement, and page references otherwise correspond to the page numbers in the Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Draft Registration Statement.

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending you supplementally the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

Draft Registration Statement on Form F-1

Our Company, page 4

1.	Please revise and highlight your history of losses and expected need for substantial additional funds in the future.
Response to Comment No. 1: The Company respectfully advises the Staff that it has revised the disclosure on page 5 of the Amended Draft Registration Statement in response to the Staff’s comment.

The Offering, page 8

2.	Please reconcile the list of excluded shares presented in the bullets on page 9 with the related disclosures presented on pages 43 and 45.
Response to Comment No. 2: The Company respectfully advises the Staff that the list of excluded shares presented in the bullets on page 10 of the Amended Draft Registration Statement reflects the number of ordinary shares issuable as of the most recent practicable date. As a result, the share totals included in these bullets reflect developments subsequent to the most recent balance sheet date, which is the basis for the disclosures presented on pages 47 and 49.

Unaudited Pro Forma Condensed Combined Financial Information, page 12

3.
You indicate that summary unaudited pro forma condensed combined financial data will give effect to the planned acquisition of Peace of Meat, B.V., or POM, as described in “Business” and “Unaudited Pro Forma Condensed Combined Financial Information”. Please demonstrate to us how you determined whether additional historical financial statements will be required under Item 4 of Form F-1 for this probable acquisition. Please provide all required historical and pro forma financial statements in your amended filing.

Response to Comment No. 3: The Company respectfully advises the Staff that it considered the need to provide financial statements under Rule 3-05 of Regulation S-X in connection with its acquisition of POM, by evaluating the significance of POM to the Company’s consolidated financial statements. In accordance with the Rule, the financial statements of a recent or probable acquisition must be included in a registration statement if the probable acquisition is determined to be significant applying the investment, income and asset tests set forth under Rule 1-02(w) of Regulation S-X by comparing the most recent annual financial statements of the business likely to be acquired, to the registrant’s most recent annual audited consolidated financial statements filed on or prior to the date of filing the registration statement.

The Company determined that POM is a significant subsidiary under the aforementioned tests when compared to the Company’s December 31, 2019 consolidated financial statements, with significance in excess of 20% for the investment and asset tests, and 50% for the income test. As a result, the financial statements of POM are required to be provided in the Registration Statement under Rule 3-05.

The Company further advises that it has provided audited annual and unaudited interim pre-acquisition financial statements of Peace of Meat BV, as well as unaudited pro forma combined financial information in the Amended Draft Registration Statement.

Risk Factors, page 13

4.
Please add risk factors discussing the risks to investors relating the provisions of the deposit agreement mentioned on pages 99 and 100. Specifically, the provisions regarding the ability to amend the deposit agreement without ADS holder consent and the limitation of liability provision, respectively.

Response to Comment No. 4: The Company respectfully advises the Staff that it has revised the disclosure on pages 40 and 41 of the Amended Draft Registration Statement in response to the Staff’s comment.

ADS holders may be entitled to a jury trial…, page 37

5.
Please revise to discuss whether this provision would apply if the ADS holder withdrew the underlying ordinary shares. Also revise the disclosure regarding whether a provision "serves as a waiver" to state clearly that investors cannot waive compliance with the federal securities laws. Finally, expand your disclosure on page 95 to discuss this provision.

Response to Comment No. 5: The Company respectfully advises the Staff that it has revised the disclosure on pages 41, 42 and 108 of the Amended Draft Registration Statement in response to the Staff’s comment.

Dilution, page 44

6.
Please expand the disclosure related to the table on page 45 to disclose how the numbers and percentages would change, assuming the holders of the securities mentioned in the first six bullets on page 9 would elect to exercise or otherwise acquire the underlying ordinary shares.

Response to Comment No. 6: The Company respectfully advises the Staff that it has revised the disclosure on page 49 of the Amended Draft Registration Statement in response to the Staff’s comment. In addition, the Company has added responsive disclosure on page 36 in the risk factor entitled, “You will experience immediate and substantial dilution in the net tangible book value of the ADSs you will purchase in this offering.”

Board of Directors, page 81

7.
Please revise to clarify which of the members of your board qualify as independent. Also, the risk factor that begins on page 31 suggest a majority of your board will not be independent, in reliance on your home country practices. If so, please revise to state so directly.

Response to Comment No. 7: The Company respectfully advises the Staff that it has revised the disclosure on pages 34, 84 and 88 of the Amended Draft Registration Statement in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 89

8.	Please revise to discuss the transactions mentioned on pages F-19 and F-40.
Response to Comment No. 8: The Company respectfully advises the Staff that all transactions mentioned on pages F-19 and F-40 that meet the criteria for materiality have already been included in the “Certain Relationships and Related Party Transactions” section.

Financial Statements
Note 16 – Agreements, Guarantees and Liens, page F-23

9.
You indicate that at the time of completing the Merger, Meat-Tech 3D (f/k/a Ophectra) was a shell company without significant business operations, and as such the Merger is not considered a business acquisition as defined in IFRS 3, that the Company is the acquirer of the business for accounting purposes, and therefore the transaction was treated as a reverse acquisition that does not constitute a business combination. Please more fully address the following:

•	Explain to us how you determined Chicken Meat-Tech Ltd. (formerly MeaTech Ltd.) is the accounting acquirer. Refer to Paragraphs B14-18 of IFRS 3;
Response to Comment No. 9: The Company respectfully advises the Staff that, in accordance with Paragraph B7 of IFRS 3, the Company determined that Opechtra was not a business at the time of the merger, as Opechtra did not have processes that can be applied to inputs to create outputs as defined in Paragraph B7. Therefore, the Company applied the guidance in the IFRIC Update - 12 and 13 March 2013, whereby it applied by analogy the reverse acquisition guidance in IFRS 3, and accounted for the transaction as a share-based payment transaction in accordance with IFRS 2.

Paragraphs B14-B18 of IFRS 3 provide several factors to consider, and, based on these factors, the Company determined that Chicken Meat-Tech Ltd. is the accounting acquirer based on the following:

•
The acquirer is usually the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In accordance with the merger agreement, the majority (60%-68%) of the voting rights belong to Chicken Meat-Tech Ltd. (formerly MeaTech Ltd., the private entity, or accounting acquirer).

•
The acquirer is usually the combining entity whose owners have the ability to elect, appoint or remove a majority of the members of the governing body of the combined entity. In accordance with the merger agreement, Chicken Meat-Tech Ltd. has the ability to elect, appoint or remove the members of the governing body of the combined entity. Chicken Meat-Tech Ltd. appointed new directors constituting half (three out of six) of the members of the board of directors of Meat-Tech 3D Ltd. (formerly Ophectra, the combined entity). The three remaining directors are independent directors who are not representatives of Ophectra.

•
The acquirer is usually the combining entity whose (former) management dominates the management of the combined entity. The management of Meat-Tech 3D Ltd. post-merger is the same management of Chicken Meat-Tech Ltd., while none of Ophectra’s management continued with the Company.

•
The acquirer is usually the combining entity whose relative size is significantly greater than that of the other combining entity or entities. The relative market value of Chicken Meat-Tech Ltd. is significantly higher than that of Meat-Tech 3D Ltd. (formerly Ophectra) prior to the reverse acquisition. Meat-Tech 3D Ltd. was a company without active operations prior to the merger, while Chicken Meat-Tech Ltd. was an operating company.

In addition, in accordance with Item B19, reverse acquisitions sometimes occur when an active private entity wishes to become a public entity but does not wish to list its shares for trading. To this end, the private entity organizes a public entity to acquire its capital rights in exchange for the issuance of capital rights of the public entity. In our case, although the public entity (Meat-Tech 3D Ltd.) is the legal acquirer because it has issued its capital rights, it is considered the accounting acquiree based on the guidance in paragraphs B13–B18. Therefore, the private entity (Chicken Meat-Tech Ltd.), although it is the legal acquiree (because its capital rights have been legally acquired), is considered the acquirer for accounting purposes (i.e., the accounting acquirer).

In light of the factors discussed above, for accounting purposes the public entity, Meat-Tech 3D Ltd., has been identified as the accounting acquiree, and the private entity, Chicken Meat-Tech Ltd., has been identified as the accounting acquirer.

•
Demonstrate to us how you determined historical financial statements for Meat-Tech 3D (f/k/a Ophectra) are not required under Item 4 of Form F-1. Although you indicate Meat-Tech 3D (f/k/a Ophectra) was s shell company without significant business operations, based on their investigation in Therapin, it appears to us their assets exceeded your assets as of the merger date; and

The Company respectfully advises the Staff that, in determining the financial statement requirements under Item 4 of Form F-1, we considered financial reporting requirements under IFRS, relevance of historical financial statements of Meat-Tech 3D Ltd. (formerly Ophectra) and relevant Commission guidance.

Under IFRS 3.B21 “Consolidated financial statements prepared following a reverse acquisition are issued under the name of the legal parent (accounting acquiree) but described in the notes as a continuation of the financial statements of the legal subsidiary (accounting acquirer).”  Furthermore, “Comparative information presented in those consolidated financial statements is also retroactively adjusted to reflect the legal capital of the legal parent (accounting acquiree).”

Section 12210 of the Commission’s Financial Reporting Manual states:

For accounting purposes, the legal acquiree is treated as the continuing reporting entity that acquired the registrant (the legal acquirer). Reports filed by the registrant after a reverse acquisition or reverse recapitalization should parallel the financial reporting required under GAAP—as if the accounting acquirer were the legal successor to the registrant's reporting obligation as of the date of the acquisition.

The most recent financial statements included in the Amended Draft Registration Statement are interim statements of Meat-Tech 3D Ltd. as at June 30, 2020, which reflect a continuation of the financial statements of the accounting acquirer, Chicken MeaTech Ltd. (formerly MeaTech Ltd.). The audited financial statements as at December 31, 2019, however, pre-date the reverse acquisition transaction. In order to provide consistent and relevant information, we determined that such financial statements should be those of Chicken Meat-Tech Ltd. We also believe that since there was no continuity of the legal acquirer's operations, the acquisition does not meet the definition of an acquisition of a business under the Commission’s rules and that disclosure of prior financial information of the legal acquirer would not be material to obtaining an understanding of future operations.

Regarding Meat-Tech 3D Ltd.’s (formerly Ophectra) investment in Therapin, the investment was passive in nature and did not represent a revenue producing activity. Furthermore, the investment was disposed of by Meat-Tech 3D Ltd. shortly after consummation of the reverse acquisition transaction, as detailed in Note 4C to the interim financial statements. The Company notes that the value of the investment in Therapin is significant compared to our total assets as of the merger date and considered this together with the other criteria detailed in IFRS 3 B13-B18 when assessing whether Opechtra met the definition of a business under IFRS 3. As explained above, based on all the factors considered, including the significantly higher market value of Chicken Meat-Tech Ltd. as compared with Opechtra, we concluded that Chicken Meat-Tech Ltd. is the accounting acquirer.

The Company respectfully advises the Staff that the description of Opechtra as a shell company was not intended to reflect the Commission’s definition of a shell company, but rather a description to articulate that Opechtra was an entity without significant operations and was acquired as a vehicle to enable the Company to become publicly traded. The Company has revised the description of Ophectra as a “shell company” throughout the Amended Draft Registration Statement in order to avoid confusion with respect to the Commission’s definition of a shell company.

•	Explain to us how you determined the equity disclosures and the shares used in the loss per share disclosures in both annual and interim financial statements are appropriate and comply with IFRS 3.
The Company respectfully advises the Staff that, in determining the equity disclosures and the shares used in the loss per share disclosures in the Company’s financial statements, we considered the requirements of IFRS 3.

Paragraph B21 states:

Consolidated financial statements prepared following a reverse acquisition are issued under the name of the legal parent (accounting acquiree) but described in the notes as a continuation of the financial statements of the legal subsidiary (accounting acquirer), with one adjustment, which is to adjust retroactively the accounting acquirer's legal capital to reflect the legal capital of the accounting acquiree. That adjustment is required to reflect the capital of the legal parent (the accounting acquiree). Comparative information presented in those consolidated financial statements also is retroactively adjusted to reflect the legal capital of the legal parent (accounting acquiree). (Emphasis added.)

Furthermore, in accordance with paragraph B22, the consolidated financial statements, which are a continuation of the financial statements of the legal subsidiary except for its capital structure, should reflect “the retained earnings and other equity balances of the legal subsidiary before the business combination.” (Emphasis added.)

The paragraph further states:

The amount recognized as issued equity interests in the consolidated financial statements determined by adding the issued equity interest of the legal subsidiary (the accounting acquirer) outstanding immediately before the business combination to the fair value of the legal parent (accounting acquiree). However, the equity structure (ie the number and type of equity interests issued) reflects the equity structure of the legal parent (the accounting acquiree), including the equity interests the legal parent issued to effect the combination. Accordingly, the equity structure of the legal subsidiary (the accounting acquirer) is restated using the exchange ratio established in the acquisition agreement to reflect the number of shares of the legal parent (the accounting acquiree) issued in the reverse acquisition. (Emphasis added.)

Annual financial statements for 2019 reflect the financial results of Chicken Meat-Tech Ltd. (the private entity) because the date of these financial statements proceeded the reverse acquisition transaction. Thus, the retained earnings, equity balances and equity structure used in these financial statements are those of the private company prior to the reverse acquisition and they are used as a basis for the earnings (loss) per share calculation.

For the 2020 interim financial statements, because these were the first financial statements prepared following the reverse acquisition, the comparative information (equity amounts, including retained earnings and other equity balances) reflect the financial results of Chicken Meat-Tech Ltd. prior to the reverse acquisition. The equity structure (i.e., the number and type of equity interests issued) reflects the results of Meat-Tech 3D Ltd. (the accounting acquiree) after taking into consideration the exchange ratio established in the acquisition agreement.

Regarding the earnings (loss) per share disclosures, as noted in the discussion above, the equity structure in the consolidated financial statements following a reverse acquisition reflects the equity structure of Meat-Tech 3D Ltd., while taking into account the exchange ratio established in the acquisition agreement.

In accordance with the requirements in paragraph B26, for the purpose of the earnings (loss) per share calculations presented in the financial statements after the reverse acquisition, the Company calculated the weighted average number of ordinary shares outstanding from the beginning of the period to the acquisition date on the basis of the weighted average number of ordinary shares of Chicken Meat-Tech Ltd. (accounting acquirer) outstanding during the period multiplied by the exchange ratio established in the merger agreement. The number of ordinary shares outstanding from the acquisition date to the end of June 30, 2020 is the actual number of ordinary shares of Meat-Tech 3D Ltd. (the accounting acquiree) outstanding during that period.

Per the requirements of paragraph B27, the basis for the earnings (loss) per share calculations for the comparative period before the acquisition date presented in the consolidated financial statements following a reverse acquisition was the profit or loss of Chicken Meat-Tech Ltd. divided by the historical weighted average number of ordinary shares outstanding of Chicken Meat-Tech Ltd., multiplied by the exchange ratio established in the acquisition agreement.

Note 4 – Material Events in the Reporting Period
C. Separation Agreement from Therapin, page F-37

10.
We note that the fair value of the investment in Therapin was determined with the assistance of an independent external valuator, at the date of the separation agreement. Please tell us what consideration you have given to identifying this third party expert and obtaining and filing a related consent.

Response to Comment No. 10: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-38 of the Amended Draft Registration Statement to more accurately state that the Company’s board of directors determined the fair value of the investments in Therapin with the assistance of an external consultant.

*****

Please contact me at (212) 841-1108 or Sarah C. Griffiths at (212) 841-1013 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely, /s/ Brian K. Rosenzweig Brian K. Rosenzweig Covington & Burling LLP

cc:
Sharon Fima, Meat-Tech 3D Ltd.
Guy Hefer, Meat-Tech 3D Ltd.
Avraham Hampel, Meat-Tech 3D Ltd.
Sarah C. Griffiths, Covington & Burling LLP
Yaron Kaiser, Kaufman, Rabinovich, Kaiser, Raz & Co.
Gary Emmanuel, McDermott Will & Emery LLP
Zvi Gabbay, Barnea & Co.
Ron Shuhatovich, Barnea & Co.